October 5, 2016
Writer’s Direct Number:
011-52-461-618-3555

Writer’s Email Address:
daniel.salazar.ferrer@bachoco.net

BY EDGAR

Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 29, 2016
File No. 001-33030

Dear Mr. Mew:

Industrias Bachoco, S.A.B. de C.V. (the “Company” or “we”) has received a comment letter dated July 20, 2016 concerning the above-referenced filing on Form 20-F (the “2015 20-F”) from the Staff of the Securities and Exchange Commission (the “Staff”). On behalf of the Company, I advise you as follows regarding your comments as noted below:

Form 20-F for the Year Ended December 31, 2015
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-7
(2) Basis of preparation, page F-7
(d) Use of estimates and judgments, page F-8

1. We note your disclosure on page F-9 that your chicken and egg operating segments are aggregated to present one reportable segment (Poultry) as they have similar products and services, production processes, classes of customers, methods used for distribution, the nature of the regulatory environment in which they operate, and similar economic characteristics as evidenced by similar five-year trends in gross profit margins.  However, we also note that only your Mexican operations produce and sell eggs, there is a separate CEO of US operations, and that there may be other economic differences between the US and Mexican operations.  As such, please provide us the following information:

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•    Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;

•  Identify and describe the role of each of your segment managers;

•    Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

•    Describe the information regularly provided to the CODM and how frequently it is prepared;

•    Describe the information regularly provided to the Board of Directors and how frequently it is prepared; and

•    Explain how budgets are prepared, who approves the budget at each step of the process and the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

Response – General Background Information

Our operating segments, which are comprised of our product lines, are identified on the basis of our core principles in accordance with IFRS 8.10. Accordingly, our operating segments are comprised of the following five components: chicken, eggs, pork, balanced feed and other meat products. The chicken and egg segments meet, in an aggregate basis, the quantitative thresholds for separate reporting, while the pork, balanced feed and other meat products lines are immaterial, both on an individual and aggregate basis, and have therefore been reported on a combined basis in the “other operating segments” category. As pointed out by the Staff, we have aggregated the chicken and egg operating segments into one reportable segment. As a result, we end up with two reportable operating segments, “Poultry” and “Others”. The percentage of our total sales to external customers by operating segment as of and for the year ended December 31, 2015 is as follows:

Operating Segment		Percentage of Sales to External Customers
Poultry	Chicken	84%
	Eggs	7%
Others	Balanced Feed	5%
	Pork	1%
	Other Meat Products	3%

We produce and sell our products throughout Mexico and in parts of the United States. As described further below, our operations are closely controlled by our majority shareholder, which directs our business strategy and operations through various committees that are made up of members of our Board of Directors (“BOD”).  The principal BOD committees include the Executive Committee (“EC”), the Investments Committee (“IC”) and the Audit and Corporate Practices Committee (“ACPC”) (collectively, the “BOD Committees”).  The BOD Committees, in turn, rely on the Chief Executive Officer (“CEO”) who oversees a group of managers that are comprised of regional operating managers and executive managers to execute the Company’s operating plan.

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Response to Comment No. 1.

•    Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;

The CODM role is carried out by our BOD. The BOD is integrated by eight Proprietary Shareholders Directors, four Independent Directors and four Alternate Directors.

As described in Item 6 of Form 20-F, we are controlled by the Robinson Bours family, which collectively owns 73.25% of our outstanding voting shares. The Robinson Bours family plays an active role in managing the Company through its participation in our BOD, where it holds a majority vote thereby granting it control over all of the BOD’s committees, activities and decisions.

In addition to carrying out the traditional roles of a typical board of directors, such as authorizing annual budgets, major investments and the hiring and compensation of executive management, the activities of our BOD also encompass managing certain key aspects of the Company’s operations, such as assuring the production of the Company’s products, exploiting growth opportunities and maximizing profitability. The BOD relies on its committees to carry out such management functions.

The EC is an intermediate management body comprised entirely by Robinson Bours family members that meets at least 10 times a year with the Company’s CEO. During such meetings, the following matters, among others, are addressed:

•	General business strategy for the Company, including growth strategy and initiatives.

•	Analysis and approval of the Company’s organizational structure.

•	Discuss relevant matters of the Company’s operations, including, among others, the identification and follow up on both opportunities as well as significant adverse events.

•	Analysis and follow up on the financial performance of the Company.

•	Approval and appointment of management.

The IC is comprised of the same members as the EC and is responsible for analyzing all investment and capital expenditure proposals and meets at least six times a year with the CEO. Based on their analysis, the IC and the CEO identify which investment and capital expenditure proposals to submit to the BOD for approval.

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The ACPC is comprised mainly by independent directors. The mandate of the ACPC is to establish and monitor controls and procedures in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. On November 3, 2015, during our shareholders’ ordinary meeting, Mr. Guillermo Ochoa Maciel was elected president of the ACPC.  Mr. Ochoa Maciel possesses all the characteristics included in the definition of an “audit committee financial expert” within the meaning of Item 16A and was appointed as an independent member of the BOD and as an independent director financial expert.

Our CEO is the only management team member that reports directly to the BOD, and is responsible for executing the operating plans for all product lines that are developed jointly between the BOD’s committees and the CEO, and approved by the BOD.  Given the CEO’s responsibilities in overseeing the Company’s operating managers, which are discussed in more detail below, we have considered whether the CEO plays the role of CODM for the Company. However, in our judgment, the BOD is the CODM, by virtue of the BOD’s close involvement in the CEO’s activities, the resulting overlap in the respective functions of the CEO and the BOD and the BOD’s ability to override decisions taken by the CEO.

Response to Comment No. 2.

•  Identify and describe the role of each of your segment managers;

As indicated in our response to Comment No. 1, the individual responsible for reporting to the BOD and executing the Company’s operating plan is our CEO. Accordingly, we believe that the CEO carries out the function of segment manager for all of our segments.  As illustrated in the table above, our “core products” of chicken and eggs constitute approximately 91% of our business, while the remaining 9% is divided between the remaining segments, thereby allowing our CEO to effectively discuss operating results, forecasts, and plans for each segment with the CODM.

In carrying out the directives of the CODM, the CEO relies on a team of six regional operating unit managers to execute the operating plan for all of our segments, with the exception for the balanced feed segment, which is managed by an executive manager.  The team of six regional operating managers and the executive manager are as follows:

•	Northwest Mexico Business Unit Manager
•	Northeast Mexico Business Unit Manager
•	Southeast Mexico Business Unit Manager
•	Peninsula Region Business Unit Manager
•	Central Mexico Business Unit Manager
•	United States Chief Executive Officer

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•	Executive Manager responsible for the Company’s balance feed operating segment

It is important to note that the role of generating financial information is carried out by the Company’s centralized finance and accounting function.

We have considered whether the largely regional management structure suggests the existence of a matrix form of organization in which product line segments overlap with geographical segments. However, we do not believe the geographical regions constitute operating segments given that, although discrete financial information is produced for each of the regions, including a measure of each region’s profitability, such financial information is not submitted to, and is not reviewed by, the Company’s CODM.  Such regional financial information is available to the CODM should the CODM request it.  However, as discussed further below, the CODM’s requests for additional supplemental financial information historically has not included the regional financial information. Additionally, the separation by geographic regions is explained more by the Company’s strategy to ensure the stability and efficiency of production of its core products (chicken and eggs) than, say, optimizing regional financial performance.  For example, one of the primary objectives of maintaining geographically diverse production centers, including key production centers in the United States, is to minimize the potential adverse impacts of health contingencies on our chicken production.  Finally, the product-based segment structure, which we consider to be our core principle in accordance with IFRS 8.10, is consistent with the financial information provided to the BOD, which contains financial measures by product and not by geographical region as pointed out in our response to comment No. 5 below, and the financial information presented in our annual reports on Form 20-F, which similarly contains information and analysis by product, but does not describe financial results on a regional basis.

Response to Comment No. 3.

•    Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

The BOD, through the EC, meets with the CEO generally on a monthly basis.

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised as follows:

•	A discrete monthly statement of profit and loss for the chicken, eggs, pork, balanced feed and other meat products businesses, up to gross profit level.
•	Updates regarding raw materials price conditions.

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•	Certain key performance measures such as volume, prices and estimated cost on a discrete basis for the chicken, eggs, pork, balanced feed and other meat products businesses.
•	Consolidated entity-wide earnings before interest, income taxes, depreciation and amortization (EBITDA).
•	A consolidated entity-wide statement of profit and loss.
•	A consolidated entity-wide statement of financial position.
•	A consolidated entity-wide statement of cash flow.

The CODM normally makes additional requests for supplemental financial information, which vary depending on the circumstances.  Examples of such supplemental financial information, which is disaggregated by product, include:

•	Enhanced discussion and analysis of significant period to period changes in operating results,
•	Further detail regarding gross profit and cost, and
•	Sales analysis explaining differences from prior period sales and deviations from our budget.

Response to Comment No. 4.

•    Describe the information regularly provided to the CODM and how frequently it is prepared;

The information provided to the CODM is described in the response to Comment No. 3.

Response to Comment No. 5.

•    Describe the information regularly provided to the Board of Directors and how frequently it is prepared;

The CEO formally meets with the full BOD four times a year, usually in January, April, August and October of each year.

The financial information that is reviewed by the CODM in preparation for the meetings and the financial information that is discussed during those meetings is comprised as follows:

•	A discrete monthly statement of profit and loss for the chicken, eggs, pork, balanced feed and other meat products businesses, up to gross profit level.
•	A consolidated entity-wide statement of profit and loss.
•	A consolidated entity-wide statement of financial position.
•	A consolidated entity-wide statement of cash flow.

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Response to Comment No. 6.

•    Explain how budgets are prepared, who approves the budget at each step of the process and the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

-	At the beginning of the process, a set of guidelines are sent from the EC to the CEO. The CEO then distributes these guidelines to the regional managers and executive managers.
-	Based on those guidelines, a corporate and operating unit budget is compiled by corporate management with the input of each regional operating manager and executive manager and submitted to the EC.

The Company’s centralized finance and accounting function compiles a final budget which is submitted to the EC for its approval. The final budget includes the following information:

•	A discrete budgeted statement of profit and loss results for the chicken, eggs, pork, balanced feed and other meat products businesses, up to gross profit.
•	A consolidated budgeted statement of profit and loss on a consolidated level.
•	A consolidated budgeted statement of financial position at a consolidated level.
•	A consolidated budgeted statement of cash flow at a consolidated level.
•	A capital expenditures budget classified by nature of capital expenditure (i.e. maintenance, growth, productivity, etc…).

At each of the meetings with the EC mentioned in response to Comment No 3, our CEO explains deviations from our budget, and the main reasons behind the deviations.  Deviations that are analyzed in further detail during these meetings typically include unit cost deviations, price variations and consolidated SG&A variations.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-52-461-618-3555 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Daniel Salazar Ferrer

     Daniel Salazar Ferrer

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cc:	Rodolfo Ramos Arvizu- Chief Executive Officer – Industrias Bachoco, S.A.B. de C.V.
Antonia E. Stolper – Shearman & Sterling LLP